September 12,
2025

Hongyan Yu
Chief Executive Officer
Cybriatech Inc
B2, 6/F, Phase-2 Hang Fund Industrial Building
2G, Hok Yuen Street, Hung Hom, Kowloon
Hong Kong

       Re: Cybriatech Inc
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-287896
Dear Hongyan Yu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 2 and reissue in part. Please revise your disclosure to state specifically that you are not a Hong Kong/PRC operating company but a Nevada holding company with operations in Hong Kong and that this structure involves unique risks to investors. Further, revise your disclosure to state directly that
       PRC regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. We note the cross-reference to your detailed discussion of the risks facing the company, including the risk factor
 September 12, 2025
Page 2

        beginning "All of our operations are in Hong Kong, a special administrative region of the PRC... ."
Prospectus Summary, page 7

2.      We note your response to prior comment 8, including that your PRC counsel has
        advised your that you are not required to obtain and permissions or approvals from the
        PRC authorities, and reissue in part. Please state whether any permissions or approvals have been denied.
Risk Factors
Risks Relating to Doing Business in Hong Kong
It will be difficult to acquire jurisdiction and enforce liabilities..., page
21

3. We note your response to prior comment 12 and reissue in part. Please state plainly here and elsewhere as appropriate, including the "Enforceability of Civil Liabilities"
        section that your sole officer and director is located in Hong Kong rather than stating that they reside "outside of the United States."
Description of Business, page 33

4. We note your revised disclosure and filed exhibits in response to prior comment 16.
        Please revise to acknowledge your customer agreements and disclose the material terms of the agreements here, including the compensation structure in each.
Dilution, page 37

5. Please update your dilution calculations for the most recent balance sheet presented.
Item 8. Exhibits.
Exhibit 8.1, page II-2

6. We note your response to prior comment 10. Please revise your disclosure here and refile as necessary to reflect that this is not a "form of" opinion but rather the opinion of your PRC legal counsel.
General

7. We note that you mention your "officers and directors" throughout the registration statement. Please revise to reflect that you currently have one officer and director.
       Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services